EXHIBIT 99.7
                 Senior Intel executive appointed to the board
                           of Bright Station symphony

London, England - 18 January 2001 - Bright Station plc (LSE: BSN, NASDAQ: BSTN) (www.brightstation.com <http://www.brightstation.com>), the technology company and leading provider of Internet and eCommerce solutions, today announced that John Woodget, Director of Intel Northern and Central Europe Region, is to join Bright Station Symphony as a Board Observer.

Bright Station Symphony (BSS) was established as a new subsidiary business specifically to co-ordinate opportunities arising out of the series of agreements between Bright Station and Intel announced on 10 January 2001, and any alliances with other companies involving multiple Bright Station businesses.

The Board of BSS meets every two months to review future opportunities for Intel and Bright Station. Current members include Bright Station Executive Directors Dan Wagner and Robert Lomnitz as well as John Woodget.

John Woodget is the Director of Intel Northern and Central Europe Region. He is responsible for directing Intel's overall sales and marketing efforts to customers, distributors and to the end user community in UK, Germany, Switzerland, Austria, Benelux, Ireland and Nordic countries. Since joining Intel in 1979, John has developed new markets and programmes for Intel's products in North America, Europe and South East Asia. Intel Corporation (NASDAQ: INTC) (www.intel.com <http://www.intel.com>), is the world's largest chip maker and a leading manufacturer of computer, networking and communications products.

"We are delighted to welcome John to Bright Station Symphony," said Dan Wagner, Chief Executive of Bright Station. "His presence will allow Bright Station and Intel to create maximum value from our relationship."

                                    - Ends -

For further information, please contact:
Nick Chaloner
Head of Corporate  Communications
Bright Station  plc                                      +44 (0)20 7930 6900
nickchaloner@brightstation.com <mailto:nickchaloner@brightstation.com>

John Olsen / Nick Lockwood
Hogarth Partnership                                      +44 (0)20 7357 9477
nicklockwood@hogarthpr.co.uk <mailto:nicklockwood@hogarthpr.co.uk>

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About Bright Station

     Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. It is comprised of the following:

     Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management solutions. Smartlogik solutions combine state-of-the-art proprietary technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik knowledge management solution.

     Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and concentrate on the value-adding parts of the business such as customer service, product development and marketing.

     WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

     Officeshopper - The Internet procurement and business supplies vendor.

     Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.